Exhibit 4.3

ORGANOVO HOLDINGS, INC.

2022 EQUITY INCENTIVE PLAN

GLOBAL RESTRICTED STOCK UNIT AWARD AGREEMENT

Unless otherwise defined herein, the terms defined in the Organovo Holdings, Inc., 2022 Equity Incentive Plan (the “Plan”) will have the same defined meanings in this Global Restricted Stock Unit Award Agreement, the Terms and Conditions of the Global Restricted Stock Unit Grant, attached hereto as Exhibit A and the Addendum, attached hereto as Exhibit B, all of which are made a part of this document (together, the “Award Agreement”).

NOTICE OF RESTRICTED STOCK UNIT GRANT

Participant has been granted the right to receive an Award of Restricted Stock Units, subject to the terms and conditions of the Plan and this Award Agreement, as follows:

Participant: ______________________________

Grant Number: ______________________________

Date of Grant: ______________________________

Vesting Commencement Date: ______________________________

Number of Shares Granted: ______________________________

Vesting Schedule:

Subject to any acceleration provisions contained in the Plan or set forth below, the Restricted Stock Units will vest in accordance with the following schedule:

[INSERT VEST SCHEDULE HERE]

Vesting in each case is subject to Participant continuing to be a Service Provider through the applicable vesting date, as further described in Section 10(j) of the Terms and Conditions of the Global Restricted Stock Unit Grant.

In the event Participant ceases to be a Service Provider for any or no reason before Participant vests in the Restricted Stock Units, the Restricted Stock Units and Participant’s right to acquire any Shares hereunder will immediately terminate.

By Participant’s signature and the signature of the Company’s representative below, or by Participant’s acceptance of this Award Agreement via the Company’s designated online acceptance procedure, Participant and the Company agree that this Award of Restricted Stock Units is granted under and governed by the terms and conditions of the Plan and this Award Agreement. Participant has reviewed the Plan and this Award Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Award Agreement and fully understands all provisions of the Plan and this Award Agreement. Participant expressly acknowledges the information provided in the Addendum related to the collection, processing and use of Participant’s personal data by the Company and its Subsidiaries and the transfer of personal data to the recipients mentioned in the Addendum. Participant hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions relating to the Plan and this Award Agreement. Participant further agrees to notify the Company upon any change in the residence address indicated below.

PARTICIPANT	ORGANOVO HOLDINGS, INC.

Signature:	Signature:

Name:	Name:

Title:	Title:

EXHIBIT A

TERMS AND CONDITIONS OF GLOBAL RESTRICTED STOCK UNIT GRANT

1.

Grant. The Company hereby grants to the individual named in the Notice of Restricted Stock Unit Grant (the “Notice of Grant”) attached as Part I of this Award Agreement (the “Participant”) under the Plan an Award of Restricted Stock Units, subject to all of the terms and conditions in this Award Agreement and the Plan, which is incorporated herein by reference. Subject to Section 17(c) of the Plan, in the event of a conflict between the terms and conditions of the Plan and the terms and conditions of this Award Agreement, the terms and conditions of the Plan will prevail.

2.

Company’s Obligation to Pay. Each Restricted Stock Unit represents the right to receive a Share on the date it vests. Unless and until the Restricted Stock Units will have vested in the manner set forth in Section 3, Participant will have no right to the payment of any such Restricted Stock Units. Prior to the actual payment of any vested Restricted Stock Units, such Restricted Stock Units will represent an unsecured obligation of the Company, payable (if at all) only from the general assets of the Company. Any Restricted Stock Units that vest in accordance with Sections 3 or 4 will be paid to Participant (or in the event of Participant’s death, to his or her estate) in whole Shares, subject to Participant satisfying any applicable withholding obligations for Tax-Related Items. Subject to the provisions of Section 4, such vested Restricted Stock Units shall be paid in whole Shares as soon as practicable after vesting, but in each such case by March 15 of the calendar year following the year in which the vesting date occurs. In no event will Participant be permitted, directly or indirectly, to specify the taxable year of the payment of any Restricted Stock Units payable under this Award Agreement.

3.

Vesting Schedule. Except as provided in Section 4, and subject to Section 5, the Restricted Stock Units awarded by this Award Agreement will vest in accordance with the vesting provisions set forth in the Notice of Grant. Restricted Stock Units scheduled to vest on a certain date or upon the occurrence of a certain condition will not vest in Participant in accordance with any of the provisions of this Award Agreement, unless Participant will have been continuously a Service Provider from the Date of Grant until the date such vesting occurs, as further described in Section 10(j). For the avoidance of doubt, if Participant ceases to be a Service Provider prior to any scheduled vesting date, Participant will not earn or be entitled to any pro-rated vesting for any portion of time before the respective vesting date during which Participant was a Service Provider, nor will Participant be entitled to any compensation for lost vesting.

4.

Administrator Discretion. The Administrator, in its discretion, may accelerate the vesting of the balance, or some lesser portion of the balance, of the unvested Restricted Stock Units at any time, subject to the terms of the Plan. If so accelerated, such Restricted Stock Units will be considered as having vested as of the date specified by the Administrator. The payment of Shares in settlement of any Restricted Stock Units vesting pursuant to this Section 4 shall in all cases be paid at a time or in a manner that is exempt from, or complies with, Section 409A.

Notwithstanding anything in the Plan or this Award Agreement to the contrary, if the vesting of the balance, or some lesser portion of the balance, of the Restricted Stock Units is accelerated in connection with Participant’s termination as a Service Provider (provided that such termination is a “separation from service” within the meaning of Section 409A, as determined by the Company), other than due to death, and if (x) Participant is a “specified employee” within the meaning of Section 409A at the time of such termination as a Service Provider and (y) the payment of such accelerated Restricted Stock Units will result in the imposition of additional tax under Section 409A if paid to Participant on or within the six (6) month period following Participant’s termination as a Service Provider, then the settlement of such accelerated Restricted Stock Units will not be made until the date six (6) months and one (1) day following the date of Participant’s termination as a Service Provider, unless Participant dies following his or her termination as a Service Provider, in which case, the Restricted Stock Units will be settled in Shares to Participant’s estate as soon as practicable following his or her death. It is the intent of this Award Agreement that it and all payments and benefits hereunder be exempt from, or comply with, the requirements of Section 409A so that none of the Restricted Stock Units provided under this Award Agreement or Shares issuable thereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to be so exempt or so comply. Each payment payable under this Award Agreement is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A-2(b)(2). For purposes of this Award Agreement, “Section 409A” means Section 409A of the Code, and any final Treasury Regulations and U.S. Internal Revenue Service guidance thereunder, as each may be amended from time to time.1

5.

Forfeiture upon Termination of Status as a Service Provider. Notwithstanding any contrary provision of this Award Agreement, the balance of the Restricted Stock Units that have not vested as of the time of Participant’s termination as a Service Provider for any or no reason and Participant’s right to acquire any Shares hereunder will immediately terminate.

6.

Death of Participant. Any distribution or delivery to be made to Participant under this Award Agreement will, if Participant is then deceased, be made to the administrator or executor of Participant’s estate. Any such transferee must furnish the Company with (a) written notice of his or her status as transferee, and (b) evidence satisfactory to the Company to establish the validity of the transfer and compliance with any laws or regulations pertaining to said transfer.

7.

Responsibility for Taxes. Notwithstanding any contrary provision of this Award Agreement, no Shares will be issued to Participant, unless and until satisfactory arrangements (as determined by the Administrator) will have been made by Participant with respect to the payment of Tax-Related Items. Participant acknowledges that, regardless of any action taken by the Company or, if different, the Parent or Subsidiary employing or retaining Participant (the “Employer”), the ultimate liability for all Tax-Related Items is and remains Participant’s sole responsibility and may exceed the amount, if any, actually withheld by the Company or the Employer. Participant further acknowledges that the Company and/or the Employer (i) make no representations or

[1]	Section 409A applies to and is relevant only for Participants who are U.S. taxpayers.

undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Restricted Stock Units, including, but not limited to, the grant, vesting or settlement of the Restricted Stock Units, the subsequent sale of Shares acquired pursuant to such settlement and the receipt of any dividends or dividend equivalents; and (ii) does not commit to and are under no obligation to structure the terms of the grant or any aspect of the Restricted Stock Units to reduce or eliminate Participant’s liability for Tax-Related Items or achieve any particular tax result. Further, if Participant is subject to Tax-Related Items in more than one jurisdiction, Participant acknowledges that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit or require Participant to satisfy such Tax-Related Items, in whole or in part (without limitation) by (a) paying cash, (b) electing to have the Company withhold otherwise deliverable Shares, (c) selling a sufficient number of such Shares otherwise deliverable to Participant through such means as the Company may determine in its sole discretion (whether through a broker or otherwise) and without further consent from Participant, (d) electing to have the Company or the Employer withhold from Participant’s wages or other cash compensation payable to Participant, or (e) any other method of withholding determined by the Company and permitted by Applicable Laws and the Plan. To the extent determined appropriate by the Company in its discretion, it will have the right (but not the obligation) to satisfy any withholding obligations or rights with regard to Tax-Related Items by means of method (b) above and, until determined otherwise by the Company, this will be the method by which such withholding obligations or rights with regard to Tax-Related Items are satisfied; provided, however, that if Participant is a Section 16 officer of the Company under the Exchange Act, the Company will, in all cases, satisfy any Tax-Related Items by means of method (b) above, unless the use of such withholding method is problematic under applicable tax or securities law or has materially adverse accounting consequences, in which case the obligation for Tax-Related Items may be satisfied by one or a combination of the other methods above.

The Company may withhold or account for Tax-Related Items by considering statutory or other withholding rates, including minimum or maximum rates applicable in Participant’s jurisdiction(s). In the event of over-withholding, Participant may receive a refund of any over-withheld amount in cash (with no entitlement to the equivalent in Shares), or, if not refunded, Participant may be able to seek a refund from the local tax authorities. In the event of under-withholding, Participant may be required to pay additional Tax-Related Items directly to the applicable tax authority. If the obligation for Tax-Related Items is satisfied by withholding in Shares, for tax purposes, Participant will be deemed to have been issued the full number of Shares subject to the vested Restricted Stock Units, notwithstanding that a number of the Shares is held back solely for the purpose of paying the Tax-Related Items.

If Participant fails to make satisfactory arrangements for the payment of any Tax-Related Items hereunder at the time any applicable Restricted Stock Units otherwise are scheduled to vest pursuant to Sections 3 or 4 or Tax-Related Items related to Restricted Stock Units otherwise are due, Participant will permanently forfeit such Restricted Stock Units and any right to receive Shares thereunder and the Restricted Stock Units will be returned to the Company at no cost to the Company.

8.

Rights as Stockholder. Neither Participant nor any person claiming under or through Participant will have any of the rights or privileges of a stockholder of the Company in respect of any Shares deliverable hereunder unless and until such Shares have been issued, recorded on the records of the Company or its transfer agents or registrars, and delivered to Participant. After such issuance, recordation and delivery, Participant will have all the rights of a stockholder of the Company with respect to voting such Shares and receipt of dividends and distributions on such Shares.

9.

No Guarantee of Continued Service. PARTICIPANT ACKNOWLEDGES AND AGREES THAT THE VESTING OF THE RESTRICTED STOCK UNITS PURSUANT TO THE VESTING SCHEDULE HEREOF IS EARNED ONLY BY CONTINUING AS A SERVICE PROVIDER AND NOT THROUGH THE ACT OF BEING HIRED, BEING GRANTED THIS AWARD OF RESTRICTED STOCK UNITS OR ACQUIRING SHARES HEREUNDER. PARTICIPANT FURTHER ACKNOWLEDGES AND AGREES THAT THIS AWARD AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREUNDER AND THE VESTING SCHEDULE SET FORTH HEREIN DO NOT CONSTITUTE AN EXPRESS OR IMPLIED PROMISE OF CONTINUED ENGAGEMENT AS A SERVICE PROVIDER FOR THE VESTING PERIOD, FOR ANY PERIOD, OR AT ALL, AND WILL NOT INTERFERE IN ANY WAY WITH PARTICIPANT’S RIGHT OR THE RIGHT OF THE COMPANY (OR THE EMPLOYER) TO TERMINATE PARTICIPANT’S RELATIONSHIP AS A SERVICE PROVIDER AT ANY TIME, WITH OR WITHOUT CAUSE.

10.	Nature of Grant. By accepting the Award, Participant acknowledges, understands and agrees that:

(a)

the grant of the Restricted Stock Units is exceptional, voluntary and occasional and does not create any contractual or other right to receive future grants of Restricted Stock Units, or benefits in lieu of Restricted Stock Units, even if Restricted Stock Units have been granted in the past;

(b)	all decisions with respect to future Restricted Stock Units or other grants, if any, will be at the sole discretion of the Company;

(c)

the Restricted Stock Unit grant and Participant’s participation in the Plan shall not be interpreted as forming an employment or service contract with the Company, the Employer, or any Parent or Subsidiary;

(d)	Participant is voluntarily participating in the Plan;

(e)	the Restricted Stock Units and the Shares subject to the Restricted Stock Units, and the income from and value of same, are not intended to replace any pension rights or compensation;

(f)

the Restricted Stock Units and the Shares subject to the Restricted Stock Units, and the income from and value of same, are not part of normal or expected compensation for purposes of, including but not limited to, calculating any severance, resignation, termination, redundancy, dismissal, end-of-service payments, bonuses, long-service awards, holiday pay, pension or retirement or welfare benefits or similar payments;

(g)	the future value of the underlying Shares is unknown, indeterminable and cannot be predicted with certainty;

(h)

no claim or entitlement to compensation or damages shall arise from forfeiture of the Restricted Stock Units resulting from the termination of Participant as a Service Provider (for any reason whatsoever, whether or not later found to be invalid or in breach of employment laws in the jurisdiction where Participant is employed or rendering services or the terms of Participant’s employment or service agreement, if any);

(i)

unless otherwise agreed with the Company, the Restricted Stock Units and the Shares subject to the Restricted Stock Units, and the income from and value of same, are not granted as consideration for, or in connection with, any service Participant may provide as a director of any Subsidiary;

(j)

for purposes of the Restricted Stock Units, Participant’s status as a Service Provider will be considered terminated as of the date Participant is no longer actively providing services to the Company or any Parent or Subsidiary (regardless of the reason for such termination and whether or not later found to be invalid or in breach of employment laws in the jurisdiction where Participant is employed or rendering services or the terms of Participant’s employment or service agreement, if any) and Participant’s right to vest in the Restricted Stock Units under the Plan, if any, will terminate as of such date and will not be extended by any notice period (e.g., Participant’s period of service would not include any contractual notice period or any period of “garden leave” or similar period mandated under employment laws in the jurisdiction where Participant is employed or rendering services or the terms of Participant’s employment or service agreement, if any); the Administrator shall have the exclusive discretion to determine when Participant is no longer actively providing services for purposes of Participant’s Restricted Stock Unit grant (including whether Participant may still be considered to be providing services while on a leave of absence);

(k)

the Restricted Stock Units and the benefits evidenced by this Award Agreement do not create any entitlement to have the Restricted Stock Units or any such benefits transferred to, or assumed by, another company nor to be exchanged, cashed out or substituted for, in connection with any corporate transaction affecting the Shares; and

(l)	if Participant provides services outside the United States:

(i)	the Restricted Stock Units and the Shares subject to the Restricted Stock Units, and the income from and value of same, are not part of normal or expected compensation for any purposes; and

(ii)

neither the Company, the Employer nor any Parent or Subsidiary shall be liable for any foreign exchange rate fluctuation between Participant’s local currency and the United States Dollar that may affect the value of the Restricted Stock Units or of any amounts due to Participant pursuant to the settlement of the Restricted Stock Units or the subsequent sale of any Shares acquired upon settlement.

11.

No Advice Regarding Grant. The Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding Participant’s participation in the Plan, or Participant’s acquisition or sale of the underlying Shares. Participant should consult with Participant’s own personal tax, legal and financial advisors regarding Participant’s participation in the Plan before taking any action related to the Plan.

12.

Address for Notices. Any notice to be given to the Company under the terms of this Award Agreement will be addressed to the Company at Organovo Holdings, Inc., 440 Stevens Avenue, Suite 200, Solana Beach, CA 92075, U.S.A., or at such other address as the Company may hereafter designate in writing.

13.

Grant is Not Transferable. Except to the limited extent provided in Section 6, this grant and the rights and privileges conferred hereby will not be transferred, assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) and will not be subject to sale under execution, attachment or similar process. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of this grant, or any right or privilege conferred hereby, or upon any attempted sale under any execution, attachment or similar process, this grant and the rights and privileges conferred hereby immediately will become null and void.

14.

Binding Agreement. Subject to the limitation on the transferability of this grant contained herein, this Award Agreement will be binding upon and inure to the benefit of the heirs, legatees, legal representatives, successors and assigns of the parties hereto.

15.

Additional Conditions to Issuance of Stock. If at any time the Company will determine, in its discretion, that the listing, registration, qualification or rule compliance of the Shares upon any securities exchange, under any U.S. or non-U.S. federal, state or local law, the Code and related regulations, or under the rulings or regulations of the United States Securities and Exchange Commission or any other governmental regulatory body, or the clearance, consent or approval of any governmental regulatory authority, is necessary or desirable as a condition to the issuance of Shares to Participant (or his or her estate) hereunder, such issuance will not occur unless and until such listing, registration, qualification, rule compliance, clearance, consent or approval will have been completed, effected or obtained free of any conditions not acceptable to the Company. Where the Company determines that the delivery of any Shares in settlement of any vested Restricted Stock Units will violate U.S. federal securities laws or other Applicable Laws, the

Company will defer delivery until the earliest date at which the Company reasonably anticipates that the delivery of Shares will no longer cause such violation. The Company will make all reasonable efforts to meet the requirements of any such U.S. or non-U.S. federal, state or local law or securities exchange and to obtain any such consent or approval of any such governmental authority or securities exchange.

16.

Tax Consequences. Participant has reviewed with its own tax advisors the U.S. and non-U.S. federal, state and local tax consequences of participating in the Plan and the transactions contemplated by this Award Agreement. With respect to such matters, Participant relies solely on such advisors and not on any statements or representations of the Company or any of its agents, written or oral. Participant understands that Participant (and not the Company) shall be responsible for Participant’s own liability for Tax-Related Items that may arise as a result of Participant’s participation in the Plan or the transactions contemplated by this Award Agreement.

17.

Plan Governs. This Award Agreement is subject to all terms and provisions of the Plan. In the event of a conflict between one or more provisions of this Award Agreement and one or more provisions of the Plan, the provisions of the Plan will govern. Capitalized terms used and not defined in this Award Agreement will have the meaning set forth in the Plan.

18.

Administrator Authority. The Administrator will have the power to interpret the Plan and this Award Agreement and to adopt such rules for the administration, interpretation and application of the Plan as are consistent therewith and to interpret or revoke any such rules (including, but not limited to, the determination of whether or not any Restricted Stock Units have vested). All actions taken and all interpretations and determinations made by the Administrator in good faith will be final and binding upon Participant, the Company and all other interested persons. No member of the Administrator will be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or this Award Agreement.

19.

Electronic Delivery and Participation. The Company may, in its sole discretion, decide to deliver any documents related to the Restricted Stock Units or future Awards that may be granted under the Plan by electronic means or request Participant’s consent to participate in the Plan by electronic means. Participant hereby consents to receive such documents by electronic delivery and agrees to participate in the Plan through any on-line or electronic system established and maintained by the Company or a third party designated by the Company.

20.	Captions. Captions provided herein are for convenience only and are not to serve as a basis for interpretation or construction of this Award Agreement.

21.

Agreement Severable. In the event that any provision in this Award Agreement will be held invalid or unenforceable, such provision will be severable from, and such invalidity or unenforceability will not be construed to have any effect on, the remaining provisions of this Award Agreement.

22.

Entire Agreement; Modifications to the Award Agreement. The Plan and this Award Agreement (including the exhibits hereto) constitute the entire agreement of the parties on the subjects covered and supersede in their entirety all prior undertakings and agreements of the Company and Participant with respect to the subject matter hereof. Participant expressly warrants that he or she is not accepting this Award Agreement in reliance on any promises, representations or inducements other than those contained herein. Modifications to this Award Agreement can be made only in an express written contract executed by a duly authorized officer of the Company. Notwithstanding anything to the contrary in the Plan or this Award Agreement, the Company reserves the right to revise this Award Agreement as it deems necessary or advisable, in its sole discretion and without the consent of Participant, to comply with Section 409A or to otherwise avoid imposition of any additional tax or income recognition under Section 409A in connection to this Award of Restricted Stock Units.

23.

Amendment, Suspension or Termination of the Plan. By accepting this Award, Participant expressly warrants that he or she has received an Award of Restricted Stock Units under the Plan, and has received, read and understood a description of the Plan. Participant understands that the Plan is established voluntarily by the Company, is discretionary in nature, and may be amended, suspended or terminated by the Company at any time.

24.

Forfeiture or Clawback. By accepting this Award, Participant agrees that this Award of Restricted Stock Units (including any proceeds, gains or other economic benefit received by Participant from a subsequent sale of Shares acquired through the Award) will be subject to the provision of Section 16(f) of the Plan with respect to forfeiture or clawback.

25.	Governing Law and Venue. This Award Agreement will be governed by the provisions of Section 4(g) of the Plan, which selects Delaware law and venue.

26.

Language. Participant acknowledges that he or she is proficient in the English language, or has consulted with an advisor who is proficient in the English language, so as to enable Participant to understand the terms of this Award Agreement and the Plan. If Participant has received this Award Agreement or any other document related to the Plan translated into a language other than English and if the meaning of the translated version is different than the English version, the English version will control.

27.

Imposition of Other Requirements. The Company reserves the right to impose other requirements on Participant’s participation in the Plan, on the Restricted Stock Units and on any Shares acquired under the Plan, to the extent the Company determines it is necessary or advisable for legal or administrative reasons, and to require Participant to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

28.

Addendum. Notwithstanding any provisions in this Award Agreement, the Restricted Stock Unit Award shall be subject to any additional terms and conditions set forth in the Addendum for Participant’s country. Moreover, if Participant relocates to one of the countries included in the Addendum, the additional terms and conditions for such country will apply to Participant, to the extent the Company determines that the application of such terms and conditions is necessary or advisable for legal or administrative reasons. The Addendum constitutes part of this Award Agreement.

29.

Waiver. Participant acknowledges that a waiver by the Company of breach of any provision of this Award Agreement shall not operate or be construed as a waiver of any other provision of this Award Agreement, or of any subsequent breach by Participant or any other Participant.

30.

Insider-Trading/Market-Abuse Laws. Participant acknowledges that, depending on Participant’s or Participant’s broker’s country or the country in which the Shares are listed, Participant may be subject to insider-trading restrictions and/or market-abuse laws, which may affect Participant’s ability to accept, acquire, sell or otherwise dispose of Shares, rights to Shares or rights linked to the value of Shares during such times as Participant is considered to have “inside information” regarding the Company (as defined by the laws or regulations in Participant’s country). Local insider-trading laws and regulations may prohibit the cancellation or amendment of orders Participant places before possessing inside information. Furthermore, Participant could be prohibited from (i) disclosing the inside information to any third party (other than on a “need to know” basis) and (ii) “tipping” third parties or causing them otherwise to buy or sell securities. Participant understands that third parties include fellow employees.

Any restrictions under these laws or regulations are separate from and in addition to any restrictions that may be imposed under any applicable Company insider-trading policy. Participant is responsible for complying with any applicable restrictions and should speak to Participant’s personal legal advisor for further details regarding any applicable insider-trading and/or market-abuse laws in Participant’s country.

31.

Foreign Asset/Account Reporting Requirements. Participant acknowledges that there may be certain foreign asset and/or account reporting requirements which may affect his or her ability to acquire or hold the Shares acquired under the Plan or cash received from participating in the Plan (including from any dividends paid on the Shares acquired under the Plan) in a brokerage or bank account outside his or her country. Participant may be required to report such accounts, assets or transactions to the tax or other authorities in his or her country. Participant also may be required to repatriate sale proceeds or other funds received as a result of participating in the Plan to his or her country through a designated bank or broker within a certain time after receipt. Participant acknowledges that it is his or her responsibility to be compliant with such regulations, and Participant should speak to his or her personal advisor on this matter.

EXHIBIT B

ADDENDUM TO THE GLOBAL RESTRICTED STOCK UNIT AWARD AGREEMENT

Certain capitalized terms used but not defined in this Addendum have the meanings set forth in the Plan and/or the Award Agreement.

TERMS AND CONDITIONS

This Addendum contains additional terms and conditions that govern the Restricted Stock Units granted under the Plan to a Participant who resides and/or works in one of the countries listed below.

If Participant is a citizen or resident of a country other than the one in which Participant is currently residing and/or working, transfers employment and/or residency after the Restricted Stock Units are granted, or is considered a resident of another country for local law purposes, the terms and conditions of the Restricted Stock Units contained herein may not be applicable to Participant, and the Company shall, in its discretion, determine to what extent the terms and conditions contained herein shall apply to Participant.

NOTIFICATIONS

This Addendum contains information regarding exchange controls and certain other issues of which Participant should be aware with respect to participation in the Plan. The information is based on the securities, exchange control and other laws in effect in the respective countries as of [date]. Such laws are often complex and change frequently. As a result, the Company strongly recommends that Participant not rely on the information in this Addendum as the only source of information relating to the consequences of his or her participation in the Plan because the information may be out of date at the time Participant vests in the Restricted Stock Units or sells Shares acquired pursuant thereto.

The information contained herein is general in nature and may not apply to Participant’s particular situation, and the Company is not in a position to assure Participant of a particular result. Accordingly, Participant should seek appropriate professional advice as to how the relevant laws in his or her country may apply to his or her situation.

If Participant is a citizen or resident of a country other than the one in which Participant is currently residing and/or working, transfers employment and/or residency after the Restricted Stock Units are granted, or is considered a resident of another country for local law purposes, the information contained herein may not be applicable to Participant in the same manner.

DATA PRIVACY PROVISIONS FOR ALL PARTICIPANTS

Terms and Conditions

PARTICIPANTS IN THE EUROPEAN UNION / EUROPEAN ECONOMIC AREA / SWITZERLAND / UNITED KINGDOM

(i) Collection and Usage. Pursuant to applicable data protection laws, Participant is hereby notified that the Company collects, processes, uses and transfers certain personally-identifiable information about Participant for the legitimate purpose of granting Restricted Stock Units and implementing, administering and managing Participant’s participation in the Plan. Specifics of the data processing are described below.

(ii) Controller and Representative. The Company is the controller responsible for the processing of Participant’s personal data in connection with the Plan. The Company’s representative is [Email address].

(iii) Personal Data Subject to Processing. The Company collects, processes and uses the following types of personal data about Participant: Participant’s name, employee ID, home address and telephone number, work and email address, date of birth, social security number or other tax identification number, social insurance, passport number or other international identification number, salary, nationality, job title, hire date, work country, department, cost center, subsidiary, organization level, expense group, termination date, supervisor, employment status, any shares of stock or directorships held in the Company, details of all Restricted Stock Units or any other entitlement to Shares awarded, canceled, settled, vested, unvested or outstanding in Participant’s favor, which the Company receives from Participant or the Employer (“Data”).

(iv) Purposes and Legal Bases of Processing. The Company processes Data for the purposes of performing its contractual obligations under this Award Agreement, granting Restricted Stock Units, implementing, administering and managing Participant’s participation in the Plan and facilitating compliance with applicable tax and securities law. The legal basis for the processing of Data by the Company and the third-party service providers described below is the necessity of the data processing for the Company to perform its contractual obligations under this Award Agreement and for the Company’s legitimate business interests of managing the Plan and generally administering employee equity awards.

(v) Service Providers. The Company transfers Data to [_________] and certain of its affiliated companies (“[______]”), which is an independent stock plan administrator with operations, relevant to the Company, in the United States and assists the Company with the implementation, administration and management of the Plan. In the future, the Company may select different service providers and may share Data with such service providers. The Company’s stock plan administrators will open an account for Participant to receive and trade Shares. Participant will be asked to agree on separate terms and data processing practices with the service provider, which is a condition of Participant’s ability to participate in the Plan. Data will only be accessible by those individuals requiring access to it for purposes of implementing, administering and operating Participant’s participation in the Plan. Participant understands that Participant may request a list with the names and addresses of any potential recipients of Data by contacting Participant’s local human resources representative, filling out the individual rights request online form at [___________], or by sending an email to [___________].

(vi) International Transfers. The Company and its service providers, including, without limitation, [___________], operate, relevant to the Company, in the United States, which means that it will be necessary for Data to be transferred to, and processed in, the United States. Participant understands and acknowledges that the United States is not subject to an unlimited adequacy finding by the European Commission and that Data may not have an equivalent level of protection as compared to Participant’s country of residence. To provide appropriate safeguards for the protection of Data, Data is transferred to the Company based on data transfer and processing agreements implementing the EU Standard Contractual Clauses. Participant may request a copy of the safeguards used to protect Data by contacting the Company at: [___________]. The Company reserves the right to use a different but adequate data transfer legal mechanism.

(vii) Data Retention. The Company will use Data only as long as is necessary to implement, administer and manage Participant’s participation in the Plan, or as required to comply with legal or regulatory obligations, including under tax, securities, exchange control and labor laws. When the Company no longer needs Data, the Company will remove it from its systems according to its retention policies. If the Company keeps data longer, it would be to satisfy legal or regulatory obligations and the Company’s legal basis would be relevant laws or regulations.

(viii) Data Subject Rights. To the extent provided by law, Participant has the right to (i) inquire whether and what kind of Data the Company holds about Participant and how it is processed, and to access or request copies of such Data, (ii) request the correction or supplementation of Data that is inaccurate, incomplete or out-of-date in light of the purposes underlying the processing or (iii) obtain the erasure of Data no longer necessary for the purposes underlying the processing or processed in non-compliance with applicable legal requirements. In addition, Participant has, to the extent provided by law, the right to (iv) request the Company to restrict the processing of Data in certain situations where Participant feels its processing is inappropriate, (v) object, in certain circumstances, to the processing of Data for legitimate interests and to (vi) request portability of Data that Participant has actively or passively provided to the Company, where the processing of such Data is based on consent or a contractual agreement with Participant and is carried out by automated means. In case of concerns, Participant also has the right to (vii) lodge a complaint with the competent local data protection authority. To receive additional information regarding Participant’s rights, raise any other questions regarding the practices described in this Award Agreement or to exercise his or her rights, Participant should contact the Company at: [___________] (for questions) or [___________] (to exercise rights).

(ix) Contractual Requirement. Participant’s provision of Data and its processing as described above is a contractual requirement and a condition to Participant’s ability to participate in the Plan. Participant understands that, as a consequence of Participant’s refusing to provide Data, the Company may not be able to allow Participant to participate in the Plan, grant Restricted Stock Units to Participant or administer or maintain such Restricted Stock Units. However, Participant’s participation in the Plan and his or her acceptance of this Award

Agreement are purely voluntary. While Participant will not receive Restricted Stock Units if he or she decides against participating in the Plan or providing Data as described above, with the exception of not receiving these benefits, Participant’s status as a Service Provider will not be affected in any way. For more information on the consequences of the refusal to provide Data, Participant may contact the Company at: [___________].

PARTICIPANTS OUTSIDE THE EUROPEAN UNION / EUROPEAN ECONOMIC AREA / SWITZERLAND / UNITED KINGDOM

Participant consents to the collection, use and transfer, in electronic or other form, of Participant’s personal data as described in this Award Agreement and any other Restricted Stock Unit grant materials by and among, as applicable, the Employer, the Company and any Subsidiary for the exclusive purpose of implementing, administering and managing Participant’s participation in the Plan.

Participant understands that the Company and the Employer may hold certain personal information about Participant, including, but not limited to, Participant’s name, home address, email address and telephone number, date of birth, social insurance number, passport or other identification number, salary, nationality, job title, any shares of stock or directorships held in the Company, details of all Restricted Stock Units or any other entitlement to Shares awarded, canceled, exercised, vested, unvested or outstanding in Participant’s favor (“Data”), for the purpose of implementing, administering and managing the Plan.

Participant understands that Data will be transferred to [___________] and certain of its affiliated companies (“[___________]”) which is assisting the Company with the implementation, administration and management of the Plan. Participant understands that the recipients of Data may be located in the United States or elsewhere, and that the recipients’ country (e.g., the United States) may have different data privacy laws and protections than Participant’s country. Participant understands that, if Participant resides outside the U.S., Participant may request a list with the names and addresses of any potential recipients of Data by contacting Participant’s local human resources representative, filling out the individual rights request online form at [___________], or by sending an email to [___________]. Participant authorizes the Company and any other possible recipients which may assist the Company (presently or in the future) with implementing, administering and managing the Plan to collect, receive, possess, use, retain, transfer or otherwise process Data, in electronic or other form, for the sole purpose of implementing, administering and managing Participant’s participation in the Plan. Participant understands that Data will be held only as long as is necessary to implement, administer and manage Participant’s participation in the Plan. Participant understands that, if Participant resides outside the U.S., Participant may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing Participant’s local human resources representative, filling out the individual rights request online form at [___________], or by sending an email to [___________]. Further, Participant understands that Participant is providing the consents herein on a purely voluntary basis. If Participant does not consent, or if Participant later seeks to revoke Participant’s consent, Participant’s status as a Service Provider will not be affected; the only consequence of refusing or withdrawing Participant’s consent is that the Company would not be able to grant Participant Restricted Stock Units or other equity awards or administer or maintain such awards. Therefore, Participant understands that refusing or withdrawing Participant’s consent may affect Participant’s ability to participate in the Plan. For more information on the consequences of Participant’s refusal to consent or withdrawal of consent, Participant understands that Participant may contact Participant’s local human resources representative or send an email to [___________].